Amy L. Bowler Partner Phone 303.290.1086 abowler@hollandhart.com

May 4, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, DC 20549

Attn:	Jenny O’Shanick

   Erin Purnell

Re:	Allbirds, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 15, 2026 File No. 001-40963

Dear Ms. O’Shanick and Ms. Purnell:

We represent Allbirds, Inc. (the “Company”). Set forth below is the Company’s response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 29, 2026, regarding the above-referenced Preliminary Proxy Statement (the “Proxy Statement”). For your convenience, the Company has set forth below the Staff comment followed by the Company’s response.

Questions and Answers about the Special Meeting, page 5

1. We note disclosure that after the Asset Sale, you anticipate that stockholders will continue to hold Nasdaq-listed stock. However, we note other disclosure that after the Dissolution, you will have your Class A common stock delisted from Nasdaq. In addition, we note that the Duff & Phelps opinion relates to the fairness of the distribution to stockholders upon dissolution. Please revise to include additional questions and answers that clearly disclose your current plans. Your revised disclosure should state whether the Board currently intends to continue the company as a Nasdaq-listed company, or to dissolve. If the Board intends for stockholders to continue to hold Nasdaq-listed stock, please explain why you are seeking stockholder approval of the Dissolution Proposal. Your disclosure should also describe what a current stockholder can expect to happen to their investment and explain how or why the Board may change its current plans.

Company Response: The Company has removed the Dissolution Proposal from the Proxy Statement.

2. Please revise to state whether any of the proposals are conditioned on the approval of any of the other proposals.

Company Response: None of the proposals are conditioned upon the approval of any of the other proposals. The Company has added disclosure stating this to the Notice and on page 6 in the Proxy Statement.

Location 555 17th Street, Suite 3200 Denver, CO 80202-3921	Mailing Address P.O. Box 8749 Denver, CO 80201-8749	Contact p: 303.295.8000 | f: 303.295.8261 www.hollandhart.com

The Dissolution Proposal (Proposal No. 4), page 66

3. We note disclosure that if the stockholders approve the Dissolution Proposal, the Board will decide whether or not to proceed with the Dissolution in its sole discretion, including that you will file the Certificate of Dissolution and will close your transfer books on the filing date. Further, we note disclosure on page 19 that in the event the Board determines to proceed with the dissolution, you will have your Class A common stock delisted from Nasdaq, which will be effective 10 days after you file such an application on Form 25. Please revise to clarify the timing of filing the Certificate of Dissolution in relation to the Form 25. State clearly whether and when you will notify stockholders of the Board’s determination to proceed with the Dissolution prior to filing the Certificate of Dissolution and Form 25, respectively. If you do not intend to notify stockholders, so state. Update the risk factors as appropriate.

Company Response: The Company has removed the Dissolution Proposal from the Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management, page 80

4. Noting that the issuance contemplated by the Nasdaq Proposal relates to more than 19.99% of your outstanding common stock upon the conversion of the Convertible Notes, please fill in the table in a revised preliminary proxy statement and include a separate column that reflects the beneficial ownership and voting control after the conversion of the Convertible Notes. In addition, where you discuss the Nasdaq Proposal here and throughout the proxy statement, please revise to state the Investor’s potential ownership and voting control after the conversion and identify the Investor.

Company Response: The Convertible Notes are prohibited from being converted to the extent such conversion or issuance would result in any holder of Convertible Notes (together with its affiliates) beneficially owning more than 4.99% of our Class A common stock outstanding immediately after giving effect to such conversion or issuance. The Company has added clarifying language on pages 2, 36, 38, 78, and 84 of the Proxy Statement regarding such provisions. Because holders of Convertible Notes will not beneficially own more than 4.99%, the Company does not believe that any holder of Convertible Notes is currently required to be named in the beneficial ownership table. The beneficial ownership percentage limitation may be increased to a maximum of 9.99%, at the option of the holder, except that any increase will only be effective upon 61-days’ prior written notice to the Company. The maximum beneficial ownership limitation may not be waived or amended and will apply to any successor holder of a Convertible Note. As a result of such beneficial ownership limitations, the Company believes that the current largest owners of Class B common stock will continue to be the only stockholders who each hold greater than 10% of the total voting power upon full implementation of the Facility. The Company has also added disclosure reflecting the potential dilutive effect of the issuance contemplated in the Nasdaq Proposal on page 84 of the Proxy Statement.

Please contact me at (303) 290-1086 or abowler@hollandhart.com, or the Company’s Chief Legal Officer, Christos Yatrakis (christos.yatrakis@allbirds.com), if you should have any questions regarding the responses contained herein.

Sincerely,

/s/ Amy L. Bowler

Amy L. Bowler
of Holland & Hart LLP